

January 20, 2016

Mail Stop 4631

<u>Via E-mail</u>
Ms. Christine Schumann
Vice President - Finance
Advanced BioEnergy, LLC
8000 Norman Center Drive, Suite 610
Bloomington, MN 55437

> **Re: Advanced BioEnergy, LLC**
> **Form 10-K for the Fiscal Year Ended September 30, 2015**
> **Filed January 5, 2016**
> **File No. 0-52421**

Dear Ms. Schumann:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Results of Operations – Year ended September 30, 2015 Compared to Year Ended September 30, 2014, page 29

1.   We note your disclosure that your table reflects quantities of your products sold at average net prices, as well as bushels of corn ground and therms of natural gas burned at average costs for fiscal 2015 and fiscal 2014; however, your table appears to reflect sales and costs as a percentage of total sales. Please supplementally provide us with the information you intended to include in your filing based on this disclosure and ensure that you include the quantities and average price or cost information in future periodic filings, including quarterly filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Melinda Hooker at (202) 551-3732 with any questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Accounting Branch Chief
Office of Manufacturing and Construction